Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

Telephone:	(713) 651-5151	Facsimile:	(713) 651-5246

October 16, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director
John P. Lucas, Staff Attorney

Via EDGAR

Re:	Enbridge Energy Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 19, 2009 Response Letter dated August 6, 2009 File No. 1-10934

Dear Ladies and Gentlemen:

We write this letter on behalf of Enbridge Energy Partners, L.P. to respond to the comment letter received from the staff on September 21, 2009, relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”), to our April 28, 2009 response to the comment letter received from the staff on March 31, 2009 and to our August 6, 2009 response to the comment letter received from the staff on July 7, 2009. We have responded to each comment by number. For the convenience of the staff, we have repeated the comment immediately preceding the applicable response.

In this letter, we refer to Enbridge Energy Partners, L.P. and Enbridge Inc. and its subsidiaries and affiliates as set forth below:

Enbridge Inc.	Enbridge or ENB

Enbridge Energy Partners, L.P.	EEP, we, us, our or the Partnership

United States Securities Exchange Commission

October 16, 2009

Draft Compensation Discussion and Analysis

Elements of Compensation, page A-3

1.	We note that awards under the various short- and long-term incentive compensation plans you refer to are contingent on meeting various performance targets at the corporate, business unit, and individual levels. Please revise to disclose all qualitative and quantitative performance targets applicable to awards for each of your NEOs in 2008. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

In response to this comment, EEP will modify the proposed expanded Compensation Discussion and Analysis attached as Annex A to our letter dated August 6, 2009, which EEP plans to include in future filings, to provide disclosure similar to the following:

The target STI opportunity, which is expressed as a percent of base salary, reflects the level of responsibility and competitive practice. Actual incentive awards are based on performance relative to goals and can range from zero to two times the target STI opportunity. Performance is measured in three areas: corporate (Enbridge), business unit (“BU”), and individual. The following outlines the target STI opportunity, and 2008 awards by performance area:

NEO	Total Target STI Opportunity %	Total STI Opportunity Range %	2008 Total STI Award % [2]	2008 Total STI Award $	STI Opportunity and Awards By Performance Area [1]
					Corporate		Business Unit		Individual
					Target %	2008 Award %	Target %	2008 Award %	Target %	2008 Award %

S.J. Wuori			92	487,805		61		10		12

S.J.J. Letwin	50	0-100	102	530,000	35	61	7.5	11	7.5	21

A. Monaco			96	361,163		61		12		14

T. McGill	40	0-80	73	244,910	20	35	10	10	10	23

M. Maki	35	0-70	70	185,820	14	24	10.5	14.8	10.5	27

1 All values, unless noted, are expressed as a percentage of December 31, 2008 base salary.

2 The difference between the “2008 Total STI Awards (%)” column and the sum of the “2008 Award (%)” columns for corporate, business unit and individual performance represents the discretion exercised by the HRC Committee.

United States Securities Exchange Commission

October 16, 2009

Corporate performance is measured by return on equity. This metric reflects the overall success in bringing new investments into service and managing existing investments to generate earnings in the best interests of Enbridge on an enterprise-wide basis. The return on equity metric is applicable to all of the NEOs and is a significant component of their STI awards.

The annual return on equity target, which is approved by the board of directors of Enbridge, is established with reference to longer-term objectives to achieve earnings growth and total returns. Actual return on equity performance is based on adjusted earnings. Adjustments may include items such as dilution gains and changes in accounting practices to ensure the results are a fair reflection of performance. The 2008 return on equity target was 11.5%, and the actual return on equity was 12.3%. Adjustments to earnings included dilution and mark-to-market gains. Also, the financial gain from the sale of Compania Logistica de Hidrocarburos CLH, S.A., or CLH, was excluded from earnings for STI award purposes. The corporate performance multiplier was 1.74 out of 2.0. In addition to the calculated result, the board of directors of Enbridge considered the performance of Enbridge in 2008 in respect of the equity markets, completed financing arrangements and the sale of CLH.

On the basis of a strong 2008 performance, which provides the liquidity and financial flexibility to continue the execution of Enbridge’s growth plans, the board of directors of Enbridge exercised its discretion and approved an incremental STI award of approximately $201,000 that was allocated among all of the NEOs. Business unit performance measures vary to reflect the annual business plans and operations for which each NEO is accountable. Performance is measured against targets that are established at the beginning of the year. The following summary outlines the business unit performance measures for each of the NEOs:

NEO/Business Unit[1]	Target STI Award[2] (%)	Actual STI Award[2] (%)	Business Unit Performance Measures	2008 Performance Relative to Target
Stephen J. Wuori Liquids Pipelines	7.5	10	Consolidated performance of operations measured against targets covering financial, safety, system integrity, customer satisfaction and business development areas.	Exceeded
Stephen J. J. Letwin Gas Strategy and International	7.5	11	Adjusted earnings performance for the combined Gas Strategy and International portfolio, including Gas Distribution & Services and Gas Pipelines.	Exceeded

United States Securities Exchange Commission

October 16, 2009

Al Monaco Major Projects	7.5	12	Consolidated performance of all major projects measured against targets covering cost, schedule, compliance and safety as well as adherence to process controls	Exceeded
Terry McGill Gas Transportation	10	10	Consolidated performance of the gas transportation business against targets covering financial, safety, system integrity, employee engagement and regulatory compliance areas.	Met
Mark Maki Shared Services (Gas Transportation & Liquids Pipelines)	10.5	14.8

Consolidated financial performance of the gas transportation and liquids business units against targets, as well as performance in the areas of safety, system integrity, employee engagement and regulatory compliance.

				Exceeded

1 Business units of Enbridge Inc.

2 Percentage of base salary.

Each of the NEOs establishes individual goals at the beginning of each year by which individual performance is measured. These goals are based on areas of strategic and operational emphasis related to each NEO’s respective portfolio, development of succession candidates, employee engagement, community involvement and leadership.

Service Agreements and Allocation of Compensation to the Partnership, page A-5

2.	We note that you were allocated over 75% of Mr. Letwin’s 2008 compensation, but he spent only 30% of his time working for you during that period. Please explain how you concluded that no adjustment was necessary to the amount you reimbursed for the compensation of your NEOs in 2008.

EEP made an adjustment in 2009 to the amounts reimbursed for Mr. Letwin’s 2008 compensation to reflect that 30% of his time was devoted to EEP. The amounts in the Summary Compensation Table for Mr. Letwin for 2008 will be revised in EEP’s 2009 Annual Report on Form 10-K and will have a footnote explaining the reason for and the amount of the adjustment.

If any member of the staff has questions regarding the foregoing, please contact Laura J. McMahon (713/651-5658) of this firm.

Very truly yours,

Fulbright & Jaworski L.L.P.

Enclosures

cc: Mark Maki